Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SHARE DISTRIBUTIONS

(Unaudited)

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends. For purposes of calculating these ratios, earnings consist of income from continuing operations plus fixed charges, less loss (income) from non-controlling interests and interest capitalized. Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized. Preferred share dividends consist of dividends on our Series A and Series B preferred shares.

	(in thousands, except ratios)
	Fiscal Year Ended April 30,
	2017	2016		2015		2014		2013
Earnings
(Loss) income from continuing operations	$(38,150)	$17,105		$17,330		$4,136		$12,275
Add:
Combined fixed charges and preferred distributions (see below)	56,919	70,595		75,437		73,933		73,657
Amortization of capitalized interest	234	203		74		—		—
Less:
Loss (Income) noncontrolling interests – consolidated real estate entities	16,881	2,436		(3,071)		(910)		(809)
Interest capitalized	(431)	(4,907)		(4,903)		(2,856)		(742)
Preferred distributions	(10,546)	(11,514)		(11,514)		(11,514)		(9,229)
Total earnings	$24,907	$73,918		$73,353		$62,789		$75,152

Fixed charges
Interest expensed	$45,942	54,174		59,020		59,563		63,686
Interest capitalized	431	4,907		4,903		2,856		742
Total fixed charges	$46,373	$59,081		$63,923		$62,419		$64,428
Preferred distributions	10,546	11,514		11,514		11,514		9,229
Total combined fixed charges and preferred distributions	$56,919	$70,595		$75,437		$73,933		$73,657

Ratio of earnings to fixed charges	(a)	1.25	x	1.15	x	1.01	x	1.17	x
Ratio of earnings to combined fixed charges and preferred distributions	(a)	1.05	x	(b)		(c)		1.02	x

(a)

Earnings were inadequate to cover (1)  fixed charges and (2) combined fixed charges and preferred distributions by $21.5 million and $32.0 million, respectively. Excluding non-cash asset impairment charges of $57.1 million, the ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred distributions would have been 1.77x and 1.44x, respectively, for the fiscal year ended April 30, 2017.

(b)

Earnings were inadequate to cover combined fixed charges and preferred distributions by $2.1 million. Excluding non-cash asset impairment charges of $4.5 million, the ratio of earnings to combined fixed charges and preferred distributions would have been 1.03x, for the fiscal year ended April 30, 2015.

(c)

Earnings were inadequate to cover combined fixed charges and preferred distributions by $11.1 million. Excluding non-cash asset impairment charges of $7.8 million, the ratio of earnings to combined fixed charges and preferred distributions would have been 0.95x, for the fiscal year ended April 30, 2014.